# SEC Schedule 13D/A (Amendment No. 16) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Venus Concept, Inc., CIK 0001409269
CUSIP: 92332W303
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 235 Yorkland Blvd., Suite 900, Toronto, Canada (Federal Level) (Z4), M2J 4Y8
Date of event which requires filing of this statement: 03/16/2026
Filed by CIK 0001612343
Persons authorized to receive notices and communications: R. Scott Barry, 21 Waterway Avenue, Suite 150, The Woodlands, Texas (TX), 77380, (281) 364-1555

## Reporting persons
- EW Healthcare Partners, L.P. (CIK 0001612343): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 427,647; shared voting power 0; sole dispositive power 461,274; shared dispositive power 0; aggregate amount beneficially owned 461,274 (20.7% of the class)
  Comment: Row 7, 9 and 11. See Item 5 below.
- EW Healthcare Partners-A, L.P. (CIK 0001736240): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 17,205; shared voting power 0; sole dispositive power 18,559; shared dispositive power 0; aggregate amount beneficially owned 18,559 (1% of the class)
  Comment: Row 7, 9 and 11. See Item 5 below.
- Essex Woodlands Fund IX-GP, L.P. (CIK 0001652285): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 444,852; shared voting power 0; sole dispositive power 479,833; shared dispositive power 0; aggregate amount beneficially owned 479,833 (21.4% of the class)
  Comment: Row 7, 9 and 11. See Item 5 below.
- Essex Woodlands IX, LLC (CIK 0001652286): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 444,852; shared voting power 0; sole dispositive power 479,833; shared dispositive power 0; aggregate amount beneficially owned 479,833 (21.4% of the class)
  Comment: Row 7, 9 and 11. See Item 5 below.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Venus Concept, Inc.
Address of issuer's principal executive offices: 235 Yorkland Blvd., Suite 900, Toronto, Canada (Federal Level) (Z4), M2J 4Y8
Comment:
This Amendment No. 16 ("Amendment No. 16") amends Amendment No. 15 to Schedule 13D filed on June 11, 2025 (as amended, the "Amended Schedule 13D"), and relates to the Reporting Persons' (as defined below) beneficial ownership of shares of the common stock, par value $0.0001 per share (the "Common Stock"), of Venus Concept Inc. (the "Issuer").

Only those items that are hereby reported are amended; all other items reported in the Amended Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 16 have the meanings ascribed to them in the Amended Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This Amendment No. 16 is being filed jointly by EW Healthcare Partners L.P., a Delaware limited partnership ("EWHP"), EW Healthcare Partners-A L.P., a Delaware limited partnership ("EWHP-A"), Essex Woodlands Fund IX-GP, L.P., a Delaware limited partnership ("Essex IX Fund GP"), and Essex Woodlands IX, LLC, a Delaware limited liability company ("Essex IX General Partner" and, collectively with EWHP, EWHP-A and Essex IX Fund GP, the "Reporting Persons"). The managers of the Reporting Persons are Martin P. Sutter, R. Scott Barry, Ronald Eastman, Petri Vainio and Steve Wiggins (collectively, the "Managers"). The Managers may exercise voting and investment control over the shares of Common Stock only by majority action of the Managers. Each individual Manager disclaims beneficial ownership over the shares of Common Stock except to the extent of his respective pecuniary interest therein.
Residence or business address: The address of the principal business of each of the Reporting Persons is 21 Waterway Avenue, Suite 150, The Woodlands, Texas 77380.
Present principal occupation or employment: The principal business of EWHP and EWHP-A is growth capital investments. The principal business of Essex IX Fund GP is to act as the general partner of EWHP and EWHP-A. The principal business of Essex IX General Partner is to act as the general partner of Essex IX Fund GP.
Criminal convictions in the last five years: None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: EWHP is a Delaware limited partnership; EWHP-A is a Delaware limited partnership; Essex IX Fund GP is a Delaware limited partnership; and Essex IX General Partner is a Delaware limited liability company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 reported in the Amended Schedule 13D remains unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
On March 16, 2026, EWHP (together with certain of its affiliates, the "EW Selling Securityholders"), and Madryn Asset Management, LP (together with certain of its affiliates, "Madryn") reached an agreement with respect to Madryn's purchase of (i) all of the shares of preferred stock of the Issuer held by the EW Selling Securityholders and (ii) all of the convertible debt of the Issuer held by the EW Selling Securityholders, as documented in that certain Non-Binding Summary of Terms (the "Term Sheet"), dated as of March 17, 2026, between the EW Selling Securityholders and Madryn. Pursuant to the Term Sheet, Madryn would acquire (i) all shares of the Issuer's Junior Preferred Stock (as defined in Item 5) held by the EW Selling Securityholders, (ii) all shares of the Senior Preferred Stock (as defined in Item 5) held by the EW Selling Securityholders, and (iii) those certain Notes (as defined in Item 5) originally issued by the Issuer to the EW Selling Securityholders on January 18, 2024, for an aggregate purchase price of $2,600,000 (the "Purchase Price"). The Purchase Price would be payable by Madryn to the EW Selling Securityholders in four cash installments of $650,000, with each installment payable 18, 24, 30 and 36 months after the closing date of the transaction, respectively. The foregoing does not purport to be complete and is qualified in its entirety by reference to the full text of the Term Sheet filed as an exhibit hereto and incorporated by reference herein.

Except as described in this Amendment No. 16, none of the Reporting Persons has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons will continue to review the business of the Issuer and, depending upon one or more of the factors referred to above, may in the future propose that the Issuer take one or more such actions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in Rows 7 through 13 of the cover page hereto for each Reporting Person is incorporated herein by reference for each such Reporting Person. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 1,859,123 shares of the Issuer's Common Stock outstanding as of November 7, 2025, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on November 13, 2025.

As of the date of filing of this Amendment No. 16, the Reporting Persons are the beneficial owners of (i) 99,021 shares of the Issuer's Common Stock (95,190 shares held by EWHP and 3,831 shares held by EWHP-A), (ii) 90,913 shares of the Issuer's Common Stock (87,397 shares held by EWHP and 3,516 shares held by EWHP-A), issuable upon conversion of 1,500,000 shares of Voting Convertible Preferred Stock, par value $0.0001 per share, of the Issuer (1,441,983 shares held by EWHP and 58,017 shares held by EWHP-A), acquired in November 2022 (the "Junior Preferred Stock"), (iii) 99,127 shares of the Issuer's Common Stock (95,292 shares held by EWHP and 3,835 shares held by EWHP-A), issuable upon conversion of the Senior Convertible Preferred Stock, par value $0.0001 per share, of the Issuer ("Senior Preferred Stock"), which are convertible within 60 days of the date hereof (for the avoidance of doubt, these shares are subject to limitations on convertibility imposed by the rules and regulations of the Nasdaq Capital Market as noted below), (iv) stock options issued to R. Scott Barry as a director of the Issuer for the benefit of the Reporting Persons to purchase 1,016 shares of the Issuer's Common Stock (977 shares held for the benefit of EWHP and 39 shares held for the benefit of EWHP-A), which will be exercisable within 60 days of the date hereof, and (v) 189,756 shares of Common Stock issuable upon conversion of secured subordinated convertible notes ("Notes") (182,418 shares held by EWHP and 7,338 shares held by EWHP-A), which are convertible within 60 days of the date hereof, and which amount is inclusive of 44,417 shares of Common Stock issuable to pay accrued interest on the Notes (calculated through December 31, 2025) and payable as of the date of filing of this Amendment No. 16 (42,700 shares held by EWHP and 1,717 shares held by EWHP-A).

The shares of the Issuer's Common Stock shown to be beneficially owned as of the date of this filing exclude (a) 271,954 shares of the Issuer's Common Stock issuable upon conversion of 1,121,789 shares of Senior Preferred Stock held by EWHP and (b) 10,941 shares of the Issuer's Common Stock issuable upon conversion of 45,127 shares of Senior Preferred Stock held by EWHP-A, as such conversions cannot occur within 60 days after the date hereof due to limitations on convertibility imposed by the rules and regulations of the Nasdaq Capital Market. Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. The number of shares listed in Row 9, Row 10 and Row 11 for each Reporting Person includes the shares of Common Stock held by the Reporting Person, shares of Common Stock issuable upon conversion of shares of Junior Preferred Stock held by the Reporting Person, shares of Common Stock issuable upon conversion of shares of Senior Preferred Stock held by the Reporting Person within 60 days of the date hereof (subject to limitations on convertibility imposed by the rules and regulations of the Nasdaq Capital Market), shares of Common Stock issuable upon the exercise of the Warrants held by the Reporting Person, shares of Common Stock issuable upon exercise of the stock options held by the Reporting Person, and shares of Common Stock issuable upon the conversion of the Notes held by the Reporting Person.

Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated including 1,859,123 shares of the Issuer's Common Stock outstanding as of November 7, 2025, plus 90,913 additional shares of the Issuer's Common Stock, which are issuable upon conversion of the Junior Preferred Stock held by the Reporting Persons (87,397 shares held by EWHP and 3,516 shares held by EWHP-A), plus 99,127 additional shares of the Issuer's Common Stock (95,292 shares held by EWHP and 3,835 shares held by EWHP-A), which are issuable upon conversion of the Senior Preferred Stock held by the Reporting Persons within 60 days of the date hereof (for the avoidance of doubt, these shares are subject to limitations on convertibility imposed by the rules and regulations of the Nasdaq Capital Market described in above), plus 1,016 additional shares of the Issuer's Common Stock which are issuable upon exercise of the options issued to R. Scott Barry as a director of the Issuer for benefit of the Reporting Persons (977 shares held for the benefit of EWHP and 39 shares held for the benefit of EWHP-A) and exercisable within the next 60 days of the date hereof, plus 189,756 shares of Common Stock issuable upon conversion of the Notes (182,418 shares held by EWHP and 7,338 shares held by EWHP-A), which are convertible within 60 days of the date hereof, and which amount is inclusive of 44,417 shares of Common Stock issuable to pay accrued interest on the Notes (calculated through December 31, 2025) and payable as of the date of filing of this Amendment No. 16 (42,700 shares held by EWHP and 1,717 shares held by EWHP-A).

All amounts are treated as converted into Common Stock only for the purpose of computing the percentage ownership of each Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: Refer to Item 5.(a) above
Transactions in the class effected during the past sixty days: None
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The disclosure set forth in Items 4 and 5 above is hereby incorporated by reference in this Item 6.

Items reported in the Amended Schedule 13D remain otherwise unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 16 have the meanings ascribed to them in the Amended Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement, March 18, 2026
Exhibit 2: Non-Binding Summary of Terms, dated as of March 17, 2026, between Madryn Asset Management, LP and EW Healthcare Partners L.P.

## Signatures
- EW Healthcare Partners, L.P.: /s/ R. Scott Barry, Essex Woodlands Fund IX-GP, L.P., Its General Partner, Essex Woodlands IX, LLC, Its General Partner, R. Scott Barry, Manager (03/18/2026)
- EW Healthcare Partners-A, L.P.: /s/ R. Scott Barry, Essex Woodlands Fund IX-GP, L.P., Its General Partner, Essex Woodlands IX, LLC, Its General Partner, R. Scott Barry, Manager (03/18/2026)
- Essex Woodlands Fund IX-GP, L.P.: /s/ R. Scott Barry, Essex Woodlands IX, LLC, Its General Partner, R. Scott Barry, Manager (03/18/2026)
- Essex Woodlands IX, LLC: /s/ R. Scott Barry, R. Scott Barry, Manager (03/18/2026)